SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower,
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______ .)

PCCW LIMITED

INDEX TO EXHIBITS

Items
1.	Press release announcing interim results for the six months ended June 30, 2003 issued by the Company on August 28, 2003; and

2.	Interim results announcement dated August 28, 2003 for the six months ended June 30, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: September 9, 2003	By: /s/ Fiona Nott

Name: Fiona Nott
Title: Company Secretary

FORWARD-LOOKING STATEMENTS

This Form 6-K contains forward-looking statements as defined in Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts. Rather, they are based on the current beliefs, assumptions, expectations, estimates and projections of the directors and management of PCCW Limited (the “Company”) about its business and the industry and markets in which it operates. These forward-looking statements include, without limitation, statements relating to revenues and earnings. The words “believe”, “intend”, “expect”, “anticipate”, “estimate”, “project”, “predict” and similar expressions are also intended to identify forward-looking statements.

These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the control of the Company and are difficult to predict. Consequently, actual results could differ materially from those expressed, or forecast, in the forward-looking statements. Factors that could cause actual results to differ materially from those reflected in the forward-looking statements include: (a) increased competition from regulatory changes in the Hong Kong telecommunications markets and the Company’s ability to deal with the negative effects of those changes; (b) the continuing effects of the currently contemplated regulatory initiatives relating to broadband access services; (c) the Company's ability to execute its business strategy including its ability to enter into business combinations, strategic investments and acquisitions; (d) the Company's ability to implement its business plan as a consequence of its substantial debt; (e) the risk of significant increase in interest rates as most of the Company’s outstanding debt and guarantee obligations bear interest at a floating rate; (f) the risks related to the funding requirement of the Company’s development of the Cyberport project, as affected by factors such as the demand for, and pricing of, the residential units for pre-sale and sale, and the overall costs and expenditure relating to the project and other obligations under the project agreement with the Hong Kong Government; (g) the adverse effect on the profitability of the Company's international telecommunications network backbone joint venture business as a result of an increasingly competitive market; (h) the risks associated with the Company’s long term contractual arrangements with its international telecommunications network backbone joint venture for the acquisition of international connectivity services; (i) the Company's ability to pursue its strategy with respect to some investments in which it shares control or does not have a controlling interest; and (j) the risk factors set out in the "Risk Factors" section of the Company’s 2002 annual report on Form 20F, as filed with the US Securities and Exchange Commission on June 30, 2003 and published on the Company’s website. Reliance should not be placed on these forward-looking statements, which reflect the view of the Company's directors and management as of the date of the interim results announcement and the press release, August 28, 2003, only. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after filing.

Item 1.

PCCW announces 2003 interim results

  Consolidated revenue up 5 percent year-on-year to HK$10.726 billion (US$1.375 billion)
  Group EBITDA margin before pre-sales of Residence Bel-Air increased to 42 percent from 40 percent
  Profit attributable to shareholders HK$703 million (US$90 million) compared to loss of HK$448 million (US$57 million) year earlier
  Net debt reduced 8 percent to HK$30.327 billion (US$3.89 billion) from HK$32.919 billion (US$4.22 billion) at end-2002, after proceeds of recent share placement
  Rapid uptake of new generation fixed-line services, with 350,000 subscribers signing within the first six weeks

HONG KONG, August 28, 2003 – PCCW Limited today reported an attributable profit of HK$703 million (US$90 million), an improved EBITDA margin from operations, and a 5 percent increase in consolidated revenue for the six months to end-June 2003.

The Company also continued to significantly reduce debt. Net debt at June 30, 2003, adjusted to reflect the impact of the share placement in July 2003, was cut 8 percent to HK$30.327 billion (US$3.89 billion) from HK$32.919 billion (US$4.22 billion) at Dec 31, 2002, with average maturity extended to about 7 years.

Continued strong growth in broadband services helped offset stiff competition in the telecommunications market amid challenging economic conditions. At the same time, the Company made further progress in maximizing operational efficiencies, building on last year’s reorganization and restructuring.

The second half of 2003 has begun very positively with the launch of innovative value-added services aimed at further improving customer retention and revenue trends.

PCCW’s new generation fixed-line services launched last month have seen extraordinary demand, with 350,000 subscribers signed up in the first six weeks. The Company has now set a new year-end target of 600,000 -- the original goal for end-2004.

PCCW Deputy Chairman and Group Managing Director Jack So said: "Hong Kong will remain the main focus of our business and we are confident that given a fairer regulatory regime and as the economy recovers and the trade links with the Mainland, especially the Pearl River Delta, further strengthen, our various business lines will benefit."

PCCW Chief Operating Officer Mike Butcher said: “We have delivered a solid operating performance and a stronger balance sheet, while maintaining our premium quality service, despite a difficult economic and regulatory environment.

“We are now building on this performance with positive initiatives that will further strengthen our competitive and financial position, reduce churn rates and help us to stabilize and grow our average revenue per user (ARPU). The response to our new fixed-line services has been significantly ahead of our expectations.”

Consolidated revenue in the six months to June 30, 2003 rose to HK$10.726 billion (US$1.375 billion) from HK$10.203 billion (US$1.308 billion) for the same period in 2002, with pre-sales of units at the Residence Bel-Air property development, which began in February 2003, contributing HK$1.447 billion (US$186 million).

Despite difficult property market conditions in Hong Kong and the outbreak of SARS during the period, all of the 544 units available in Residence Bel-Air have been sold.

Strong revenue growth from broadband services and an increase in revenue from wholesaling local access lines partially offset declines in other areas of Telecommunications Services (TSS). The total number of broadband access lines rose to 629,000 at the end of June 2003 from 487,000 at the end of June 2002. The number of consumer subscribers of the Netvigator broadband service grew 20 percent to 460,000 for the same period.

Broadband growth has continued at above 10,000 lines per month. PCCW's market share of new lines is above 50 percent, while annual customer growth has been at 20 percent with steady premium ARPUs. PCCW is the clear market leader in one of the world’s most highly developed broadband markets.

Excluding pre-sales of Residence Bel-Air, the Group EBITDA margin in the first half increased to 42 percent from 40 percent a year earlier, backed by cost savings from various strategic realignment plans and efficiency programs implemented in 2002.

Operating costs before depreciation and amortization decreased nearly 10 percent to HK$3.189 billion (US$409 million), with operating costs in TSS falling to HK$2.251 billion (US$289 million). The EBITDA margin in TSS rose to 51 percent from 49 percent a year earlier.

Revenue in the Telecommunications Services division fell 8 percent to HK$8.386 billion (US$1.075 billion) from HK$9.105 billion (US$1.167 billion), mainly due to a reduction in the overall number of direct exchange lines in service in Hong Kong and significant downward pricing pressure on the traditional local data and international telecommunications markets.

Despite difficult economic and regulatory dynamics in the telecoms market, PCCW saw reduced churn rates in the first half of 2003. This was the case particularly in the business sector where the churn was down 16 percent. Given the strong uptake for the new generation fixed-line services, the Company fully anticipates churn rates to fall further.

The Group recorded a profit attributable to shareholders of HK$703 million (US$90 million) for the six months, compared with a restated loss of HK$448 million

(US$57 million) for the same period in 2002. Results in the prior year included an accounting loss on disposal of the Group's 40 percent interest in its Regional Wireless Company venture with Telstra Corp Ltd. The previous year’s loss was restated from the original HK$713 million (US$91 million) to HK$448 million (US$57 million) because of a change in accounting standards under the Hong Kong GAAP in 2002.

Reach Ltd, a 50:50 venture with Telstra, recorded a fall in EBITDA in the first half to HK$289 million (US$37 million) from HK$1.632 billion (US$209 million) a year earlier. Due to this dramatic reduction in EBITDA, Reach recorded a loss before tax and PCCW's share of this loss was HK$385 million (US$49 million).

Reach remains a leader in the Asia and trans-Pacific markets, serving PCCW, Telstra and numerous other carriers. However, Reach’s results were affected by ongoing pricing pressure and excess capacity in the undersea and long haul telecommunications markets.

In April 2003, Reach and its bankers restructured the terms of the company’s existing US$1.5 billion syndicated term loan facility, now US$1.2 billion, in order to provide greater financial flexibility and an improved capital structure. The new management has also substantially overhauled the operations of Reach.

PCCW continues to pursue its goals of reducing debt and achieving desired “A” credit ratings for its wholly owned subsidiary, PCCW-HKT Telephone Limited. Subsequent to June 30, 2003, the Group prepaid HK$13.08 billion (US$1.677 billion) of gross long-term debt using internal cash resources and net proceeds from the share placement completed in July 2003.

Recurring operating cash flow after interest, taxes, capital expenditure, and investment in Cyberport increased to HK$446 million (US$57 million) from HK$9 million (US$1 million) a year earlier.

“The Group operating cash flow is strong and our debt still continues to fall. Our margins are up again, and our operating costs are dramatically reduced. Our new product and services innovation is producing strong results with improved customer retention and win-back rates. The restructuring and reorganization of the past is serving us well. The future looks better now than it has for some time,” said Mr. Butcher.

*     *     *

About PCCW

PCCW Limited (SEHK: 0008, ADR-NYSE: PCW), the Hong Kong-listed flagship of the Pacific Century Group, is one of Asia's leading integrated communications companies. From its market-leading position in Hong Kong, PCCW is focused on building shareholder value by leveraging synergies between its core businesses and partners, and by delivering customer-led total solutions throughout Asia. PCCW provides key services in the areas of: integrated telecommunications; broadband solutions; connectivity; narrowband and interactive broadband (Internet Services); business e-solutions; data centers and related infrastructure.

To learn more about PCCW, go to www.pccw.com

For media inquiries, please call: Joan Wagner Corporate Communications Tel: (852) 2514-8883 Email: joan.wagner@pccw.com	For investor inquiries, please call: Erik Floyd / Lisa Cheong Investor Relations Tel: (852) 2514-5084 Email: ir@pccw.com

Item 2.

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2003

The directors of PCCW Limited (“PCCW” or the “Company”) announce the unaudited consolidated results for the Company and its subsidiaries (the “Group”) for the six months ended June 30, 2003. These interim financial statements have not been audited, but have been reviewed by the Company’s Audit Committee and, in accordance with Statement of Auditing Standard 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants, by the Company’s independent auditors, PricewaterhouseCoopers.

•	Consolidated revenue increased 5 percent to HK$10,726 million (approximately US$1,375 million)

•	Group EBITDA[a] margin before pre-sales of Residence Bel-Air increased from 40 percent to 42 percent

•	Profit attributable to shareholders for the period increased to HK$703 million (approximately US$90 million) versus a restated loss of HK$448 million (approximately US$57 million) for the same period last year

•	Net Debt[b] as at June 30, 2003, adjusted for share placement completed in July 2003, was 8 percent lower at HK$30,327 million (approximately US$3,888 million)

•	Substantial early success of new-generation fixed line services saw 350,000 customers signed up within 6 weeks after launch in July 2003

HIGHLIGHTS OF INTERIM RESULTS

Overview

The consolidated revenue of the Group for the six months ended June 30, 2003 was HK$10,726 million (approximately US$1,375 million) compared to revenue of HK$10,203 million (approximately US$1,308 million) for the same period in 2002, representing a 5 percent increase. Profit attributable to shareholders for the six months ended June 30, 2003 was HK$703 million (approximately US$90 million) compared to a restated loss attributable to shareholders of HK$448 million (approximately US$57 million) for the same period in 2002.

The increase in revenue was primarily due to the successful pre-sales of Residence Bel-Air of the Cyberport project, with revenue of HK$1,447 million (approximately US$186 million) recorded for the six months ended June 30, 2003; and the continuing strong growth in broadband Internet access businesses.

Competition in the Hong Kong telecommunications market continued to be substantial. The impact of Residence Bel-Air and broadband businesses was partially offset by a reduction in revenue from certain traditional telecommunications services primarily due to a reduction in the overall number of direct exchange lines in service, and the significant downward pricing pressure in the traditional local data and international telecommunications markets. Certain eSolutions contracts and businesses were also delayed due to the outbreak of Severe Acute Respiratory Syndrome (“SARS”) during the period.

During the period, the Group continued to focus on developing new products and services to suit various needs of its customers, to maintain its premium on revenue per customer and to improve customer churn and market share trends. In July this year, the Group launched new-generation fixed line services to redefine the traditional telephone network aimed at keeping Hong Kong at the forefront of developments in telecommunications technology. The Group has already seen very successful results in the early stage of the new product launch.

Group EBITDAa for the six months ended June 30, 2003 was HK$3,862 million (approximately US$495 million) compared to HK$4,131 million (approximately US$530 million) for the same period in 2002. Excluding the pre-sales of Residence Bel-Air, Group EBITDA margin increased to 42 percent for the current period compared to 40 percent in the prior period. The improvement was primarily due to greater cost efficiency achieved as a result of various strategic realignment plans and efficiency programs implemented in 2002.

Pre-sales of Residence Bel-Air commenced in February 2003 and the Group started to record revenue contribution in the first half of 2003. Certain construction and start-up costs previously capitalized were expensed during the period. As a result, Group EBITDA margin, including the pre-sales of Residence Bel-Air, decreased to approximately 36 percent for the six months ended June 30, 2003 from approximately 40 percent for the same period in 2002.

The Group recorded a profit attributable to shareholders of HK$703 million (approximately US$90 million) for the six months ended June 30, 2003 versus a restated loss of HK$448 million (approximately US$57 million) for the same period in 2002. The loss for the six months ended June 30, 2002 included an accounting loss on the disposal of the Group’s 40 percent interest in Joint Venture (Bermuda) No. 2 Limited (“RWC”) resulting from the inclusion of goodwill previously eliminated against reserves as a cost of disposal.

The continuing difficult and volatile trading conditions in the undersea and long haul telecommunications market led to a decline in the operating results of Reach Ltd. (“Reach”) during the current period. As a result, Reach EBITDA decreased to HK$289 million (approximately US$37 million) for the six months ended June 30, 2003 from HK$1,632 million (approximately US$209 million) for the same period in 2002. Reach recorded a loss during the period and PCCW’s share of loss before tax from Reach was HK$385 million (approximately US$49 million) for the six months ended June 30, 2003 versus a share of profit before tax of HK$385 million (approximately US$49 million) for the same period in 2002.

The Group continued to generate healthy core operating cash flow during the period. Recurring operating cash flow after interest, taxes and capital expenditure decreased slightly to HK$968 million (approximately US$124 million) during the six months ended June 30, 2003 from HK$996 million (approximately US$127 million) for the same period in 2002. The marginal decline was primarily due to a lower EBITDA and higher tax paid, offset by less net interest paid and capital expenditure during the period. Core operating cash flow before non-recurring items less investment in Cyberport increased to HK$446 million (approximately US$57 million) for the six months ended June 30, 2003 from HK$9 million (approximately US$1 million) for the same period in 2002.

Debt reduction and achieving the desired “A” credit ratings for its indirect wholly-owned subsidiary, PCCW-HKT Telephone Limited (“HKTC”), remained as the Group’s priorities. PCCW continued to adhere to its financing goals by making significant progress in debt reduction. As at June 30, 2003, Net Debtb stood at HK$33,387 million (approximately US$4,280 million) compared to HK$32,919 million (approximately US$4,220 million) at the end of 2002. Subsequent to June 30, 2003, the Group has further prepaid in advance a total of approximately HK$13,081 million (approximately US$1,677 million) of gross long-term debt using internal cash resources and the net proceeds from the share placement completed in July 2003. Net Debtb as at June 30, 2003, adjusted for the share placement completed in July 2003, was 8 percent lower at approximately HK$30,327 million (approximately US$3,888 million).

Note a:	EBITDA represents earnings before interest, taxation, depreciation, amortization, loss on disposal of fixed assets, net gains/(losses) on investments, provision for impairment losses, loss on disposal of interest in RWC, other income and the Group’s share of results of associates and jointly controlled companies. While EBITDA is commonly used in the telecommunications industry worldwide as an indicator of operating performance, leverage and liquidity, it is not presented as a measure of operating performance in accordance with generally accepted accounting principles in Hong Kong and should not be considered as representing net cash flows from operating activities. The computation of the Group’s EBITDA may not be comparable to similarly titled measures of other companies.

Note b:	Net Debt refers to gross long-term debt minus Net Cash[c].

Note c:	Net Cash is cash and cash equivalents plus fixed deposits for banking facilities for the Cyberport project minus short-term borrowings. Pre-sales proceeds from Residence Bel-Air net of monies applied to construction costs of Cyberport project are excluded.

OPERATIONS

Financial Highlights of Business Units

For the six months ended June 30,	2003	2002	Increase/
	(Unaudited)	(Unaudited)	(Decrease)
	HK$’million	HK$’million
Revenue
Telecommunications Services (“TSS”)	8,386	9,105	(8)%
Business eSolutions	1,141	1,142	0%
Infrastructure	1,697	311	446%
Infrastructure (ex-Residence Bel-Air)	250	311	(20)%
Residence Bel-Air	1,447	—	N/A
Others	165	362	(54)%
Elimination	(663)	(717)	8%

Total Revenue	10,726	10,203	5%

EBITDA[a]
TSS	4,276	4,487	(5)%
Business eSolutions	80	125	(36)%
Infrastructure	143	279	(49)%
Infrastructure (ex-Residence Bel-Air)	142	279	(49)%
Residence Bel-Air	1	—	N/A
Others	(637)	(760)	16%

Total EBITDA[a]	3,862	4,131	(7)%

EBITDA Margin	36%	40%	(4)%
EBITDA Margin (ex-Residence Bel-Air)	42%	40%	2%
Depreciation and amortization	(1,432)	(1,403)	(2)%
Loss on disposal of fixed assets	(72)	(4)	(1700)%
Operating profit before net gains/(losses)
on investments and provision
for impairment losses	2,358	2,724	(13)%

TSS

TSS revenue for the six months ended June 30, 2003 was HK$8,386 million compared to HK$9,105 million for the same period in 2002. The decrease was mainly due to a reduction in the overall number of direct exchange lines in service in Hong Kong as a result of the continuing softening of the local economy, as well as a reduction in the fixed-line market share of PCCW resulting from continuing market competition; and the significant pricing pressure in the traditional local data and international telecommunications markets. However, strong revenue growth from broadband Internet access services and an increase in revenue from wholesaling local access lines partially offset revenue decline in other areas of TSS.

TSS Revenue Analysis

For the six months ended June 30,	2003	2002	Increase/
	(Unaudited)	(Unaudited)	(Decrease)
	HK$’million	HK$’million
Local Telephony Services	3,071	3,503	(12)%
Local Data Services	2,234	2,242	0%
International Telecommunications Services	1,536	1,893	(19)%
Other Services	1,545	1,467	5%

Total TSS Revenue	8,386	9,105	(8)%

Local Telephony Services. Revenue from local telephony services decreased by 12 percent year-on-year from HK$3,503 million to HK$3,071 million. This primarily reflected a decline in the number of direct exchange lines in service in Hong Kong and a lower interconnection fee revenue due to a rate reduction as determined by the Office of the Telecommunications Authority (“OFTA”) in October 2002, partially offset by an increase in revenue from wholesaling local access lines to other fixed-line operators.

The decline in the number of exchange lines in service operated by the Group during the period was due to a combination of factors including a contraction in the overall market as a result of the continuing softening in the Hong Kong economy and the weak property market; competition from other fixed-line operators; and substitution by broadband access lines and wireless telecommunications services. In July 2003, the Group launched new-generation fixed line services to help retain and win back customers, manage churn and maintain the premium pricing and leading market share.

According to industry statistics provided by OFTA, the overall fixed-line telecommunications market contracted by approximately 0.8 percent during the first six months of 2003. As at June 30, 2003, the Group had approximately 1,667,000 residential lines and 1,266,000 business lines in service compared to 1,802,000 residential lines and 1,336,000 business lines in service at the end of December 2002. Based on OFTA’s industry statistics and the Group’s estimates, the Group had approximately 77 percent total market share at the end of June 2003, 78 percent in the residential sector and 75 percent in the business sector; compared to 82 percent total market share, 84 percent in the residential sector and 79 percent in the business sector at the end of December 2002.

Local Data Services. Local data services revenue remained fairly flat at HK$2,234 million for the six months ended June 30, 2003 (2002: HK$2,242 million). This was mainly a result of a significant increase in revenue from broadband Internet access services, partially offset by a decline in revenue from the provision of local area and wide area (LAN and WAN) corporate networks, high-speed, high-volume data transmissions from mobile telephone operators and Internet service providers (“ISP”) as a result of intense pricing pressure; and iTV, the interactive television operation terminated in the last quarter of 2002.

Demand for broadband Internet access services continued to be strong during the period. Total number of broadband access lines (inclusive of wholesale to other ISP operators) rose by approximately 13 percent to approximately 629,000 as at June 30, 2003 compared to 559,000 at the end of 2002. The number of retail consumer broadband Internet access customers of NETVIGATOR, the market leading Internet access brand, grew 8 percent from approximately 424,000 to approximately 460,000.

International Telecommunications Services. International telecommunications services revenue decreased approximately 19 percent year-on-year from HK$1,893 million to HK$1,536 million. The international telecommunications markets continued to be competitive, driving down retail prices while boosting traffic volume. Retail outgoing International Direct Dial (“IDD”) minutes increased by approximately 14 percent year-on-year. While the Group has managed to slightly increase its market share during the period as a result of more aggressive marketing activities, the pricing pressure in the IDD market remains significant. International Private Leased Circuit bandwidth sold increased to 1,265 Megabits per second (Mbps) at the end of June 2003 from 855 Mbps at the end of 2002. Prices of international bandwidth products were lower in line with general global market trend. There was also a drop in delivery fee revenue as more international traffic was carried by the mobile operators versus through PCCW’s network.

Other Services. Other services revenue increased approximately 5 percent year-on-year from HK$1,467 million to HK$1,545 million. The increase was primarily due to an increase in revenue from overseas connectivity services.

Business eSolutions

Business eSolutions revenue for the six months ended June 30, 2003 was HK$1,141 million, compared to HK$1,142 million for the same period in 2002. This was partly due to the tightening of advertising revenue from Directories business, and partly from the delay in certain eSolutions contracts and businesses in the Greater China region due to the outbreak of SARS.

Despite the unexpected impact from the disease, the Hong Kong SAR Government Smart ID Card project is progressing satisfactorily, with new ID cards issued in June this year. The Group also delivered major contract work during the period including Human Resources Management and Financial Management System for The Hong Kong Council of Social Service; implementation of a Credit Card Back Office Processing platform for Bank of China; Flight Information Display System for Xiamen Airport; and provision of an enterprise resource planning information system for China Mobile.

The number of business broadband Internet access customers inclusive of leased lines grew 11 percent to 57,600 as at June 30, 2003 compared to 51,800 at the end of 2002. Higher revenue from business broadband Internet access services was offset by lower advertising revenue from the Group’s yellow pages businesses.

Infrastructure

Infrastructure revenue (ex-Residence Bel-Air) decreased to HK$250 million for the six months ended June 30, 2003, from HK$311 million for the same period in 2002. The Group’s investment properties continued to enjoy high occupancy rates but average rent decreased slightly as a result of the continued slowdown in the Hong Kong real estate market. Infrastructure results for the six months ended June 30, 2002 also included one-off items from Cyberport entrustment work and government rates rebate.

Despite the difficult property market conditions in Hong Kong, which were exacerbated by the war in Iraq, and the outbreak of SARS during the period, all 544 units of Residence Bel-Air have been sold. The successful pre-sales, which commenced in February 2003, resulted in revenue of HK$1,447 million being recognized in the first six months of 2003 (2002: Nil).

Others and Elimination

Other revenue of HK$165 million (2002: HK$362 million) includes revenue from the Group’s Greater China businesses, Pacific Century CyberWorks Japan Co., Ltd. (“PCCW Japan”) and Internet Services, net of the costs associated with corporate functions. The Group continued to rationalize and divest certain non-performing businesses during the period.

Elimination of HK$663 million (2002: HK$717 million) predominantly relates to internal charges for communications services consumed, computer system network charges, customer support services and rental between the Group’s business units.

Costs of Sales and Service

Total costs of sales and services for the six months ended June 30, 2003 were HK$3,675 million, compared to HK$2,539 million for the same period in 2002. Excluding pre-sales of Residence Bel-Air, gross margin for the Group remained stable at nearly 76 percent. Certain construction and start-up costs of the Cyberport project previously capitalized were expensed during the period.

TSS costs of sales and services were HK$1,859 million and HK$2,025 million for the six months ended June 30, 2003 and 2002, respectively. TSS gross margin remained stable at approximately 78 percent.

Operating Costs

Operating costs before depreciation and amortization decreased nearly 10 percent to HK$3,189 million for the six months ended June 30, 2003 from HK$3,533 million for the same period in 2002. Operating costs for TSS also decreased in line to HK$2,251 million for the current period from HK$2,593 million in the prior period. The substantial cost saving was primarily a result of various strategic realignment plans and efficiency programs implemented in 2002 such as the formation of 17 independent subcontracting companies and Cascade Limited, an indirect wholly-owned subsidiary of PCCW.

EBITDA

Group EBITDA was HK$3,862 million for the six months ended June 30, 2003, compared to HK$4,131 million for the same period in 2002. Excluding pre-sales of Residence Bel-Air, Group EBITDA margin increased to 42 percent for the six months ended June 30, 2003 compared to 40 percent for the same period in 2002. This was primarily due to the continuing improvement in the EBITDA margin of TSS, the largest business unit of the Group, to approximately 51 percent for the six months ended June 30, 2003 from approximately 49 percent for the same period in 2002. The increase in TSS EBITDA margin was primarily due to greater cost efficiency achieved as a result of various strategic realignment plans and efficiency programs implemented in 2002.

Pre-sales of Residence Bel-Air commenced in February 2003 and the Group started to record revenue contribution and the corresponding costs in the first half of 2003. The project produced a small EBITDA of HK$1 million. Certain construction and start-up costs previously capitalized were expensed during the period and Group EBITDA margin, including pre-sales of Residence Bel-Air, decreased to 36 percent.

Telstra Alliance

Reach. Reach, a 50:50 venture with Telstra Corporation Limited (“Telstra”), generated HK$3,526 million (2002: HK$4,958 million) in revenue and HK$289 million (2002: HK$1,632 million) in EBITDA for the six months ended June 30, 2003. Despite remaining a leader in the Asian market and the primary wholesale international connectivity provider to both PCCW and Telstra, Reach’s results were affected by ongoing pricing pressure in the market. The international undersea and long haul telecommunications market continued to be difficult in the first half of 2003. New technology and new supply of international connectivity services have created excess capacity in the market. Along with global market trend, Reach continued to experience volatile trading conditions and substantial pricing pressure.

In April 2003, Reach and its bankers restructured the terms of Reach’s existing US$1,500 million syndicated term loan facility which was previously repayable in three installments in February 2004, 2006 and 2008, respectively, by repaying US$300 million of principal with the balance of US$1,200 million repayable in a bullet payment in December 2010. The amendments to the existing syndicated term loan facility were aimed at providing Reach with greater financial flexibility and an improved capital structure. Details of the restructuring including the revised terms were set out in the Company’s announcements dated April 14 and April 15, 2003.

RWC. RWC, previously 40 percent owned by the Group, generated revenue of HK$2,120 million and EBITDA of HK$698 million for the period from January 1, 2002 to June 28, 2002. On June 28, 2002, the Group sold its 40 percent interest in RWC to Telstra for a total net consideration of approximately HK$4,792 million.

FINANCIAL HIGHLIGHTS OF UNAUDITED
CONSOLIDATED RESULTS

Net Gains/Losses on Investments

Net gains on investments of HK$403 million (2002: net losses of HK$124 million) included: (a) net unrealized holding gain on other investments of HK$8 million (2002: net unrealized holding losses of HK$132 million); (b) net realized gain from disposal of investment securities and other investments of HK$6 million (2002: net realized losses of HK$8 million); (c) provision for impairment of investments of HK$44 million (2002: HK$217 million); (d) amortization of premium received from equity options into income of HK$10 million (2002: HK$16 million); (e) gains on termination of a swap contract and amendment of the terms of another swap contract of HK$418 million (2002: Nil); and (f) other investment income of HK$5 million (2002: HK$3 million). Included in 2002 figure was a one-off release of provision for an onerous contract of HK$214 million.

Provision for Impairment Losses

Provision for impairment losses of HK$55 million for the six months ended June 30, 2003 primarily comprised the expected loss from disposal of properties by PCCW Japan completed in July 2003 (2002: Nil).

Share of Results of Jointly Controlled Companies

Share of results of jointly controlled companies for the current period of HK$(422) million (2002: HK$292 million) primarily comprised the Group’s 50 percent share of (loss)/profit before tax from Reach of HK$(385) million (2002: HK$385 million), and the Group’s share of losses of other jointly controlled companies for the six months ended June 30, 2003.

Share of Results of Associates

Share of results of associates for the current period of HK$18 million (2002: HK$63 million) comprised the Group’s share of profits and losses of its associates for the six months ended June 30, 2003. The 2002 balance included the Group’s 40 percent share of profit before tax from RWC of HK$137 million from January 1, 2002 to the date of disposal of June 28, 2002.

Loss on Disposal of Interest in RWC

On disposal of the Group’s 40 percent interest in RWC in June 2002, the Group recorded an accounting loss of HK$1,771 million.

LIQUIDITY AND CAPITAL RESOURCES

As at June 30, 2003, the Group had Net Cashc of HK$10,413 million (approximately US$1,335 million), and gross long-term debt of HK$43,800 million (approximately US$5,615 million) compared to HK$8,447 million (approximately US$1,083 million) and HK$41,366 million (approximately US$5,303 million), respectively, as at December 31, 2002. Net Debtb as at June 30, 2003 was HK$33,387 million (approximately US$4,280 million) compared to HK$32,919 million (approximately US$4,220 million) as at December 31, 2002.

Key items impacting the change in gross long-term debt and Net Cashc were debt restructuring, operating cash flow and other non-recurring payments and receipts.

Financing and Balance Sheet Restructuring

	HK$’ million	US$’ million

Financing transactions during
the six months ended June 30, 2003:

Gross long-term debt as at December 31, 2002	41,366	5,303

Prepayment in advance using internal
cash resources	(3,010)	(386)

Early redemption of Telstra mandatory
convertible note	(1,115)	(143)

7.88 percent guaranteed notes due 2013	3,556	456

Term loan facility repayable in 2008	3,003	385

Gross long-term debt as at June 30, 2003	43,800	5,615

Financing transactions subsequent
to June 30, 2003:

Prepayment in advance using internal
cash resources	(10,021)	(1,285)

Prepayment in advance using net proceeds
from share placement	(3,060)	(392)

6 percent guaranteed notes due 2013	3,900	500

Term loan facility repayable in 2010
(not drawn down as at August 28, 2003)	1,400	179

During the six months ended June 30, 2003, the Group has prepaid in advance a total of approximately HK$4,125 million (approximately US$529 million) gross long-term debt using internal cash resources. This included US$143 million (approximately HK$1,115 million) of early redemption of Telstra mandatory convertible note as part of the restructuring of Reach syndicated term loan facility. Management continued to take advantage of the historic low interest rate environment and raised a total of HK$6,559 million (approximately US$841 million) long-term borrowings including US$456 million (approximately HK$3,556 million) 7.88 percent guaranteed notes due 2013 and HK$3,003 million (approximately US$385 million) term loan facility repayable in 2008.

Subsequent to June 30, 2003, the Group further prepaid a total of HK$13,081 million (approximately US$1,677 million) of gross long-term debt using internal cash resources and the net proceeds from the share placement completed in July 2003. US$500 million (approximately HK$3,900 million) 6 percent guaranteed notes due 2013 were issued and a HK$1,400 million (approximately US$179 million) seven-year term loan facility was entered into but not drawn down at the date of this announcement.

On July 17, 2003, PCCW announced a share placement of 715 million existing shares of the Company by its substantial shareholder, Pacific Century Regional Developments Limited (“PCRD”), at HK$4.40 per share. Concurrent with the share placement, PCRD also agreed to subscribe for 715 million new shares in the Company at HK$4.40 per share (the “Subscription”). The directors considered that the share placement would strengthen the Group’s capital base and further the Group’s previously stated goals of continuing to reduce debt and improve credit fundamentals. The entire net proceeds arising from the Subscription of HK$3,060 million (approximately US$392 million) were used to prepay the Group’s long-term debt.

Net Debtb as at June 30, 2003, adjusted for the share placement completed in July 2003, was 8 percent lower at approximately HK$30,327 million (approximately US$3,888 million) versus HK$32,919 million (approximately US$4,220 million) at the end of 2002. Average cost of debt, including finance fees, remained fairly stable at approximately 5 percent while weighted average maturity was extended to approximately 7 years.

Cash Flow
For the six months ended June 30,	2003	2003	2002	2002
	HK$’ million	US$’ million	HK$’ million	US$’ million
Core operating cash flow:
Operating cash flow (Note 1)	3,085	396	3,286	421
Net interest paid	(429)	(55)	(582)	(75)
Tax paid	(1,324)	(170)	(1,129)	(145)

Operating cash flow after
interest and taxes	1,332	171	1,575	201
Less: Capital expenditure	(364)	(47)	(579)	(74)

Operating cash flow after interest,
taxes and capital expenditure	968	124	996	127
Less: Investment in Cyberport	(522)	(67)	(987)	(126)

Operating cash flow after interest,
taxes, capital expenditure less
investment in Cyberport
before non-recurring items	446	57	9	1
Non-recurring items	(538)	(69)	245	31
Pre-sales proceeds from Residence
Bel-Air received, net of monies
applied to construction costs	1,670	214	—	—

Operating cash flow after interest,
taxes, capital expenditure less
non-recurring items and
Cyberport-related cash flow	1,578	202	254	32

Note 1:	Operating cash flow is net cash inflow from operating activities in the unaudited condensed consolidated cash flow statement less pre-sales proceeds from Residence Bel-Air received (net of monies applied to construction costs), interest expenses related to financing activities; plus investment in Cyberport, non-recurring items and net interest and tax paid.

Note 2:	US$143 million capacity prepayment to Reach incurred in April 2003 was treated as a long-term asset and was excluded from operating cash flow.

Note 3:	HK$1,670 million (approximately US$214 million) of pre-sales proceeds from Residence Bel-Air, net of monies applied to construction costs, were received during the period (2002: Nil). The amount will be used to fund future construction and other project costs of the Cyberport project.

Core operating cash flow. The Group continued to generate healthy core operating cash flow during the period. Recurring operating cash flow after interest, taxes and capital expenditure decreased slightly to HK$968 million (approximately US$124 million) during the six months ended June 30, 2003 from HK$996 million (approximately US$127 million) for the same period in 2002. The marginal decline was primarily due to a lower EBITDA and higher tax paid offset by less net interest paid and capital expenditure during the period.

Investment in Cyberport. The Group commenced pre-sales of Residence Bel-Air in February 2003. Cash proceeds received have been, and will continue to be, used to fund future construction and other project costs. As a result, the Group’s investment in Cyberport amounted to only HK$522 million (approximately US$67 million) during the current period compared to HK$987 million (approximately US$126 million) in the prior period. As at June 30, 2003, the Group has invested a total of HK$4,412 million (approximately US$566 million) in the Cyberport project.

Core operating cash flow before non-recurring items less investment in Cyberport increased to HK$446 million (approximately US$57 million) for the six months ended June 30, 2003 from HK$9 million (US$1 million) for the same period in 2002.

Non-recurring items. The Group made some non-recurring payments during the six months ended June 30, 2003 including Universal Service Contribution (“USC”) refunded to other telecommunications operators and settlement of long outstanding disputes with Cable and Wireless plc. The USC refund amount was determined by OFTA and had no impact on the Group’s operations or profit and loss account. Some guaranteed rental income was received during the same period in 2002.

The directors consider that it is not meaningful to publish a gearing ratio for the Group until such time as the Group is in a positive shareholders’ equity position.

CAPITAL EXPENDITURE

Capital expenditure for the six months ended June 30, 2003 was HK$364 million (approximately US$47 million), compared to HK$579 million (approximately US$74 million) for the same period in 2002. The Group has made significant investment in its communications network in previous years. The bulk of capital expenditure was on meeting demand for new broadband access lines, value-added services and on continuously investing in other new products and services.

CREDIT RATINGS OF HKTC

In May 2003, Standard & Poor’s Ratings Services affirmed its BBB corporate credit rating on HKTC and maintained its outlook as positive while Moody’s Investors Service downgraded the senior unsecured debt ratings of HKTC to Baa2 from Baa1, with the outlook maintained at stable.

Further, in July 2003, Fitch Ratings assigned HKTC an investment grade rating of BBB+ with a stable outlook.

EMPLOYEES

As at June 30, 2003 the Group had approximately 12,046 employees (December 31, 2002: 11,560). The majority of these employees work in Hong Kong. The Company has established incentive bonus schemes designed to motivate and reward employees at all levels to achieve the Company’s business performance targets. Payment of bonuses is based on achievement of revenue and EBITDA targets for the Company’s individual businesses and the Group as a whole. The Company also operates a discretionary employee share option scheme and two share award schemes to motivate employee performance in enhancing shareholder value.

Global economic conditions and a prolonged negative return on investments have led to a continuous decline in retirement scheme assets around the world. Despite better-than-market median investment performance, the Company restructured its defined benefit scheme during the period to minimize its future exposure to the volatile market.

HEDGING

Market risk arises from foreign currency exposure and interest rate exposure related to cash investments and borrowings. As a matter of policy, the Group continues to manage the market risk directly relating to its operations and financing and does not undertake any speculative derivative trading activities. The Finance Committee, a subcommittee of the Executive Committee of the Board of Directors, determines appropriate risk management activities undertaken with the aim of managing, prudently, the market risk associated with transactions undertaken in the normal course of the Group’s business. All treasury risk management activities are carried out in accordance with policies and guidelines approved by the Finance Committee and the Executive Committee, which are reviewed on a regular basis.

In the normal course of business, the Group enters into forward contracts and other derivative contracts in order to limit its exposure to adverse fluctuations in foreign currency exchange rates and interest rates. These instruments are executed with creditworthy financial institutions, and all contracts are denominated in currencies of major industrial countries. Gains and losses on these contracts serve as hedges in that they offset fluctuations that would otherwise impact the Group’s financial results. Costs associated with entering into such contracts are not material to the Group’s financial results.

The Group continues to monitor the interest rate exposure and remains prudent in keeping part of its long-term debt in fixed interest rates.

INTERIM DIVIDEND

The directors do not recommend the payment of an interim dividend for the six months ended June 30, 2003 (2002: Nil).

OUTLOOK

In the first half of 2003, the Group has continued to deliver solid results despite an environment that has presented a number of economic, political, regulatory, competitive and even public health challenges. The Group sees many encouraging indicators for the rest of 2003 and beyond. Therefore, despite the continuing challenges, the Group believes the future looks better than it has in some time.

In many ways the environment in which the Group operates is improving. There are signs of economic recovery, CEPA promises a closer economic partnership between Hong Kong and mainland China, and there are early signs of movement towards regulatory balance in Hong Kong.

As importantly, the Group is further strengthening its competitive, operating and financial position for the future. The Group will continue with many key initiatives it has underway, including: the highly successful launch of new generation fixed-line services, new broadband services, the launch of the second phase of Residence Bel-Air, restructuring and cost cutting, and its commitment to further improve financial flexibility by reducing debt and strengthening its balance sheet.

The Group expects that these actions will help continue to stabilize revenue per customer and improve on recent customer churn and market share trends. This should result in stabilization in core revenues. Residence Bel-Air sales should continue to have a significant positive impact on the Group’s overall reported revenues and cash flows. The impact of substantial restructuring and re-organization should generate strong EBITDA and profitability margins, although the rate of decline in operating costs may slow going forward. Group operating free cash flow in the second half should also benefit from a minimal contribution to Cyberport.

PCCW continues to pursue its stated financial goals of reducing debt by at least US$1 billion in the years 2002 through 2005, and achieving “A” ratings at HKTC. Continued de-leveraging coupled with a constant effort to control costs, exit non-core businesses and maximize free cash flow should put the Company in a position to consider the payment of a dividend in the medium-term. PCCW has not lost sight of this objective and although the Company cannot yet commit to a timetable, it is continuing to pursue this goal.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company’s listed securities during the six months ended June 30, 2003.

AUDIT COMMITTEE

The Company’s Audit Committee has reviewed the unaudited interim financial statements of the Group for the six months ended June 30, 2003 and holds regular meetings throughout the year.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the accounting period covered by the interim report, in compliance with the Code of Best Practice as set out in Appendix 14 to the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) save that non-executive directors of the Company are not appointed for a specific term of office, but are subject to retirement by rotation and re-election at annual general meetings in accordance with the Company’s articles of association.

PUBLICATION OF INTERIM REPORT ON THE STOCK EXCHANGE’S WEBSITE

The interim report of the Company for the six months ended June 30, 2003 containing all the information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the Stock Exchange’s website in due course.

By Order of the Board
Fiona Nott
 Company Secretary

Hong Kong, August 28, 2003

UNAUDITED CONDENSED CONSOLIDATED INTERIM RESULTS

For the six months ended June 30, 2003
 (Amounts expressed in millions of Hong Kong dollars except for earnings/(loss) per share)
		Six months ended
	Notes	June 30, 2003	June 30, 2002
			(Restated)
			(Note 11)
Turnover	3	10,726	10,203

Operating profit before net gains/
(losses) on investments and
provision for impairment losses		2,358	2,724
Gains/(Losses) on investments, net		403	(124)
provision for impairment losses		(55)	—

Profit from operations	3	2,706	2,600
Finance costs, net		(1,026)	(1,074)
share of results of jointly
controlled companies		(422)	292
Share of results of associates		18	63
Loss on disposal of interest in RWC	4, 11	—	(1,771)

Profit before taxation	5	1,276	110
Taxation, as previously stated		(668)	(834)
Prior period adjustment arising from
adoption of new accounting
standard for deferred taxation	11	—	227
Taxation, as restated	6	(668)	(607)

Profit/(Loss) after taxation		608	(497)
Minority interests		95	49

Profit/(Loss) for the period
attributable to shareholders		703	(448)

Basic earnings/(loss) per share	7	15.11 cents	(9.77 cents)

Diluted earnings per share	7	14.89 cents	N/A

EBITDA [a]		3,862	4,131

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As at June 30, 2003
(Amounts expressed in millions of Hong Kong dollars)

	At	At
	June 30,	December 31,
	2003	2002

Total assets	53,722	49,763
Total liabilities	(58,567)	(55,271)

Net liabilities	(4,845)	(5,508)

Represented by:
Share capital	1,164	1,164
Deficit	(6,330)	(7,080)
Minority interests	321	408

Net liabilities	(4,845)	(5,508)

NOTES:

1.	BASIS OF PREPARATION

The accounting policies adopted in preparing these unaudited condensed consolidated financial statements are consistent with those followed in preparing the Group’s annual financial statements for the year ended December 31, 2002.

2.	MATERIAL TRANSACTIONS

(a) Pursuant to an ordinary resolution passed at an extraordinary general meeting of the Company held on January 7, 2003, every five issued and unissued ordinary shares of HK$0.05 each (“Shares”) were consolidated into one new ordinary share of HK$0.25 (“New Share”) in the capital of the Company with effect from January 8, 2003 (the “Share Consolidation”). Following the Share Consolidation becoming effective on January 8, 2003, the authorized share capital of the Company is HK$1,600,000,000 divided into 6,400,000,000 New Shares, of which 4,653,754,074 New Shares were in issue and fully paid. The New Shares rank pari passu in all respects with each other.

In addition, the conversion prices of the outstanding convertible bonds issued by certain wholly-owned subsidiaries of the Company and which are convertible into Shares were adjusted by the same factor as the Share Consolidation, namely by five times the conversion prices prior to the Share Consolidation. The relevant exercise prices applicable to all outstanding options granted by the Company pursuant to the Company’s share option scheme were adjusted as a result of the Share Consolidation by the same five-fold factor as applied to the conversion prices applicable to the convertible bonds.

(b)	On January 24, 2003, PCCW Capital No. 3 Limited, an indirect wholly-owned subsidiary of the Company, privately placed US$456 million (approximately HK$3,556 million) 7.88 percent guaranteed notes due 2013 to raise funds for general working capital purposes. The notes are unconditionally and irrevocably guaranteed by the Company. Subsequently, the notes were listed on the Luxembourg Stock Exchange on August 21, 2003.

(c)	On February 26, 2003, PCC Investments Limited (“PCCI”), an indirect wholly-owned subsidiary of the Company, Commercial Radio Productions Limited (“CRP”) and PCC Skyhorse Holding Limited (“Skyhorse”), a joint venture company of which 60 percent of the share capital was held by PCCI and the remaining 40 percent was held by CRP, entered into an agreement. Pursuant to this agreement, Skyhorse repurchased CRP’s entire 40 percent shareholding in Skyhorse on normal commercial terms for HK$80 million which was settled by a cash payment from Skyhorse’s internal resources arising as a result of PCCI’s original equity commitment in the joint venture.

(d)	On March 14, 2003, the Company obtained and drew down a five-year term loan facility for HK$3,003 million (approximately US$385 million) on an unsecured basis. The loan is repayable in 2008. The proceeds were used for general corporate purposes.

(e)	On April 15, 2003, the terms of the US$1,500 million (approximately HK$11,700 million) syndicated term loan facility dated January 12, 2001 (the “Reach Facility”) to Reach Finance Limited, a wholly-owned subsidiary of Reach, were agreed to be amended and restated. The Company, HKTC and Telstra entered into a capacity prepayment agreement with Reach and certain of its subsidiaries (the “Reach Group”) whereby each of the Company and Telstra agreed to purchase 90 percent per annum of the Group’s and Telstra’s respective international public switched telephone network terminating access, international transmission capacity and Internet gateway access services from the Reach Group until repayment of the amended Reach Facility on December 31, 2010 or earlier at rates benchmarked at least annually to prevailing market prices, and to make a prepayment of US$143 million (approximately HK$1,115 million) for the purchase of capacity. These prepayments (which will be compounded to reflect the time value of money) are to be applied against the cost of the services and capacity supplied to Telstra and the Group by the Reach Group as and when the Reach Group has available surplus cash in accordance with a prescribed formula. The prepayment was paid by the Company to Reach in April 2003.

On the same day, the Company redeemed US$143 million (approximately HK$1,115 million) of the US$190 million (approximately HK$1,482 million) 5 percent mandatory convertible note due 2005 (“Telstra Note due 2005”) and issued an amended note in the principal amount of approximately US$54 million (approximately HK$421 million) (“Amended Note”) to Telstra. The principal amount of the Amended Note is equal to US$190 million, being the initial principal amount of the Telstra Note due 2005, plus its accrued and capitalized interest until March 31, 2003 of approximately US$7 million less US$143 million. The terms of the Amended Note are substantially the same as those of the Telstra Note due 2005.

(f)	On June 12, 2003, the Company announced that it had been informed that PCRD, a substantial shareholder of the Company, ceased to account for the Company as a subsidiary and would treat the Company as an associated company. Following this development, Pacific Century Group Holdings Limited, a company incorporated in the British Virgin Islands, is no longer considered as the ultimate holding company of the Company.

3. SEGMENT INFORMATION

     An analysis of turnover and contribution to the Group’s results by business segment is set out below:

	Turnover		Profit/(Loss) from operations
	Six months ended		Six months ended
	June 30, 2003	June 30, 2002	June 30, 2003	June 30, 2002
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	HK$’ million	HK$’ million	HK$’ million	HK$’ million

TSS	8,386	9,105	3,205	3,410
Business eSolutions	1,141	1,142	22	76
Infrastructure	1,697	311	42	177
Others	165	362	(563)	(1,063)
Eliminations	(663)	(717)	—	—

	10,726	10,203	2,706	2,600

4.	LOSS ON DISPOSAL OF INTEREST IN RWC

On June 28, 2002, the Company and Telstra entered into, and completed, an agreement relating to the following:

	(a)	the sale by the Company of its entire 40 percent equity interest in RWC to Telstra for a consideration of approximately US$614 million (approximately HK$4,792 million);

	(b)	the redemption by the Company of the outstanding principal amount of the US$750 million (approximately HK$5,850 million) variable coupon subordinated convertible bond due 2007 (“Telstra Bond due 2007”) together with accrued interest of approximately US$54.38 million (approximately HK$424 million); and

	(c)	the issue by the Company of the Telstra Note due 2005 to Telstra.
A summary of the loss on disposal of interest in RWC, an associate, is set out below:

		Six months ended
		June 30, 2002
		(Unaudited)
		HK$’ million
		(Restated)
		(Note 11)

Telstra Bond due 2007		5,850
Accrued interest on Telstra Bond due 2007		424
Less: Fair value of Telstra Note due 2005		(1,482)

Proceeds on disposal of interest in RWC		4,792
Less:	Book carrying value of interest in
	RWC as at June 28, 2002, as previously stated	(2,770)

Surplus of proceeds on disposal of interest in
RWC over its book carrying value		2,022
Less:	Realization of related goodwill previously
	eliminated against reserves, as previously stated	(3,831)

Loss on disposal of interest in RWC, as previously stated		(1,809)
Add:	Adjustment arising from adoption of Statement of Standard
	Accounting Practice (“SSAP”) 12 “Income taxes”	38

Loss on disposal of interest in RWC, as restated		(1,771)

The disposal loss had no impact on cash flows and was due to the inclusion of goodwill previously eliminated against reserves as a cost of disposal in the unaudited condensed consolidated income statement for the six months ended June 30, 2002.

5.	PROFIT BEFORE TAXATION

Profit before taxation is stated after crediting and charging the following:

	Six months ended
	June 30, 2003	June 30, 2002
	(Unaudited)	(Unaudited)
	HK$’ million	HK$’ million

Crediting:
Profit on pre-sales of properties	35	—
Charging:
Cost of sales, excluding pre-sales of properties	2,263	2,539
Cost of pre-sales of properties	1,412	—
Depreciation	1,330	1,302
Amortization of intangible assets	102	101
Loss on disposal of fixed assets	72	4
Interest expense on borrowings	1,020	1,068
Staff costs	1,704	2,199

6.	TAXATION

		Six months ended
		June 30, 2003	June 30, 2002
		(Unaudited)	(Unaudited)
		HK$’ million	HK$’ million
			(Restated)
			(Note 11)
	Hong Kong:
	Company and subsidiaries	636	531
	Associates and jointly controlled companies	32	76

		668	607

Hong Kong profits tax has been provided at the rate of 17.5 percent (2002: 16 percent) on the estimated assessable profits for the period.

7.	EARNINGS/(LOSS) PER SHARE

	The calculations of basic and diluted earnings/(loss) per share are based on the following data:

		Six months ended
		June 30, 2003	June 30, 2002
		(Unaudited)	(Unaudited)
			(Restated)
			(Note 11)

	Earnings/(Loss) (HK$’ million)
	Earnings/(Loss) for the purpose
	of basic earnings/(loss) per share	703	(448)

	Interest on convertible bonds	15

	Earnings for the purpose of
	diluted earnings per share	718

	Number of shares

	Weighted average number of
	ordinary shares for the purpose of
	basic earnings/(loss) per share	4,653,754,074	4,584,691,969

	Effect of dilutive potential ordinary shares	169,841,823

	Weighted average number of
	ordinary shares for the purpose of
	diluted earnings per share	4,823,595,897

The diluted loss per share for the six months ended June 30, 2002 is the same as the basic loss per share as all potential ordinary shares are anti-dilutive.

The weighted average number of ordinary shares for the purpose of calculating the basic loss per share for the six months ended June 30, 2002 has been retrospectively adjusted for the five-to-one Share Consolidation which took place in January 2003.

8.	CHARGE ON ASSETS

As at June 30, 2003, certain assets of the Group with an aggregate carrying value of HK$4,344 million (December 31, 2002: HK$4,357 million) were pledged to secure loan and borrowing facilities utilized by the Group.

Certain other investments, with an aggregate value of HK$246 million (December 31, 2002: HK$237 million), were placed as collateral in relation to certain equity-linked transactions entered into by the Group.

In addition, the Group was granted a standby letter of credit facility that was secured by a charge over bank deposits of approximately HK$215 million (December 31, 2002: HK$720 million). Pursuant to the Cyberport Project Agreement entered into on May 17, 2000, the Group also has cash of approximately HK$1,670 million (December 31, 2002: Nil) held in “capex retention account” and “operating account” which are strictly held for the future development of the Cyberport project.

The Group’s interest in Reach was also used to secure the Amended Note.

9.	CONTINGENT LIABILITIES

		At	At
		June 30, 2003	December 31, 2002
		(Unaudited)	(Audited)
		HK$’ million	HK$’ million

	Performance guarantee	90	74

	Others	31	60

		121	134

On April 23, 2002, a writ of summons was issued against PCCW-HKT Limited (“HKT”), an indirect wholly-owned subsidiary of the Company, by New Century Infocomm Tech Co., Ltd. for HKT’s failure to purchase 6,522,000 shares of Taiwan Telecommunication Network Services Co., Ltd. (“TTNS”), an indirect subsidiary of the Company, pursuant to an option agreement entered into on July 24, 2000. The total claim against HKT amounted to approximately HK$90 million (NT$418 million), being the purchase price of shares in TTNS, contractual interest for the period from January 1, 2001 to January 2, 2002 at 6.725 percent per annum and interest on the due amount pursuant to Sections 48 and 49 of the High Court Ordinance, Cap. 4. However, this figure should be reduced by the current market value of the shares in TTNS which would be transferred to HKT in the event that the claimants are successful in their claim. A defense was filed by HKT on May 29, 2002 and proceedings are ongoing. Based on legal advice received, the directors consider that HKT has valid defenses, therefore no provision has been made.

10.	POST BALANCE SHEET EVENTS
	(a)	With effect from July 1, 2003, the Group’s defined benefit retirement schemes were restructured. Scheme service in determining the level of benefit was frozen as of June 30, 2003 whereas the scheme salary and multiple will continue to grow.

	(b)	On July 14, 2003, the Company fully prepaid the outstanding principal amount of US$395 million under the US$4,700 million term loan facility.

	(c)	On July 17 and August 7, 2003, HKTC prepaid HK$840 million and HK$4,160 million of the principal amount of the HK$5,000 million six-year term loan facility respectively.

	(d)	On July 17, 2003, PCCW-HKT Capital No.2 Limited, an indirect wholly-owned subsidiary of the Company, issued US$500 million (approximately HK$3,900 million) 6 percent guaranteed notes due 2013. The notes are irrevocable and unconditionally guaranteed by HKTC and rank pari passu with all other outstanding unsecured and unsubordinated obligations of HKTC. The proceeds are used for general corporate purposes.

	(e)	On July 17, 2003, the Company and PCRD entered into a placing agreement with Citigroup Global Markets Asia Limited (“Citigroup Global Markets”), pursuant to which Citigroup Global Markets agreed to purchase or procure purchasers to acquire and PCRD agreed to sell its 715 million existing ordinary shares of HK$0.25 each in the capital of the Company at a price of HK$4.40 per share. On the same day, the Company and PCRD entered into a subscription agreement, pursuant to which PCRD conditionally agreed to subscribe for 715 million new shares of HK$0.25 each at a price of HK$4.40 per share. The net proceeds from the subscription were approximately HK$3,060 million and were used for debt repayment purpose. The subscription was completed on July 25, 2003.

	(f)	On August 8, 2003, HKTC entered into a seven-year HK$2,800 million revolving credit and term loan facility. The facility is made up of a HK$1,400 million revolving credit facility and a HK$1,400 million term loan facility. The proceeds will be used for general corporate purposes of HKTC and its subsidiaries. As at the date of this announcement, no draw down has been made under this revolving credit and term loan facility.

	(g)	On August 20, 2003, the Company, Media Touch Group Limited (“Media Touch”), an indirect wholly-owned subsidiary of the Company, and iLink Holdings Limited (“iLink”), a company of which 47.9 percent of the issued share capital was held by Media Touch and the shares of which are listed on the Growth Enterprise Market of the Stock Exchange, jointly announced that on August 14, 2003, Media Touch made a request to the board of directors of iLink to put forward a proposal to its shareholders other than Media Touch regarding a proposed privatization of iLink by way of a scheme of arrangement (the “Proposed Privatization”). The Proposed Privatization will provide that all the shares of iLink held by the shareholders other than Media Touch will be cancelled in exchange for HK$0.035 in cash for each share. Upon the Proposed Privatization becoming effective, iLink will become a wholly-owned subsidiary of Media Touch. The amount of cash required in order to effect the Proposed Privatization is approximately HK$96 million. The consideration payable under the Proposed Privatization will be financed out of internal resources of the Group. For details of the Proposed Privatization, please refer to the joint announcement dated August 20, 2003.

	(h)	On August 23, 2003, a summons was issued upon the application of Wharf T&T Limited (“Wharf”) against the Company. The summons relates to an application to a Magistrate for an order declaring that the Company shall not obstruct or prevent Wharf from entering PCCW Tower for the purposes of exercising its rights under Section 14(1) of the Telecommunications Ordinance to install telephone lines amongst other things.

The Company is still in the process of evaluating the implications of the summons. However, based on facts available and preliminary legal advice received, the application seeks a clarification of Wharf ’s access rights with respect to PCCW Tower and as such would not result in any award, damages or penalty against the Company. Accordingly, no provision has been made.

	(i)	On August 25, 2003, HKTC fully prepaid the HK$5,000 million seven-year term loan facility.

11.	COMPARATIVE FIGURES

Certain comparative figures presented herewith have incorporated the effect of adjustments resulting from the adoption of SSAP 12 “Income taxes”, details of which were set out in the Group’s annual financial statements for the year ended December 31, 2002.

Forward-Looking Statements

This announcement contains certain forward-looking statements. These forward-looking statements are not guarantees of future performance. Actual results may differ materially from those expressed or implied in such forward-looking statements. Such forward-looking information is based on PCCW’s current assumptions and expectations and is subject to risks and uncertainties that could significantly affect expected results. These risks and uncertainties are discussed in PCCW’s reports furnished to or filed with the U.S. Securities and Exchange Commission, including, but not limited to, PCCW’s report on Form 6-K containing this announcement and certain sections of PCCW’s most recent Annual Report on Form 20-F.